SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 15, 2004

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated March 15, 2004 re: Partner Communications announces a memorandum of agreement to purchase control of Matav Cable.

PARTNER COMMUNICATIONS ANNOUNCES A MEMORANDUM OF AGREEMENT TO PURCHASE CONTROL OF MATAV CABLE
SIGNATURES

PARTNER COMMUNICATIONS ANNOUNCES A
MEMORANDUM OF AGREEMENT TO
PURCHASE CONTROL OF MATAV CABLE

Rosh Ha’ayin, Israel, March 15th, 2004, Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that it entered into a memorandum of agreement with Matav Cable Systems Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. (“Dankner”) and Delek Investments and Properties Ltd. (“Delek”), to invest $137 million in Matav for a 40% share of Matav equity, and control of the company. The memorandum will become legally binding only upon approval of the board of directors of each company. The transaction is subject to a number of significant conditions precedent which include inter alia:

•	Execution of a definitive agreement and completion of due diligence by Partner;

•	Distribution to Matav shareholders of Partner shares currently held by Matav;

•	Acquisition of a significant additional subscriber base by Matav from existing providers;

•	Receipt of all required corporate and regulatory approvals;

•	An agreement for commercial cooperation between Partner and Matav;

•	Satisfactory agreements with the lenders of each of the companies;

•	Approval of the Matav shareholders of an amendment of the articles of association of Matav; and

•	Confirmation that Dankner, Delek and Partner will not be deemed a “group of borrowers” for purposes of Israeli banking regulations, as a result of the transaction.

Upon closing of the proposed Partner investment in Matav, the holdings of Delek and Dankner will each be diluted to approximately 12%. Each of Delek and Dankner will have an option during the two years following the closing to purchase up to an additional 6% of Matav shares from Partner at a price to be determined on the basis of the price of Matav shares and the price of the Partner shares received by Matav shareholders as a distribution from Matav, during the option period. In addition, Partner will have the option at the end of the two year option period to repurchase Matav shares from Delek and Dankner at a material premium over the Delek and Dankner option price, so that Partner’s holding in Matav will be at least 2% greater than that of Delek and Dankner together, should they exercise their options.

During the two years following the closing for as long as Delek and Dankner hold Matav shares, and subject to certain conditions, Partner will receive from Delek and Dankner limited proxies that will grant Partner voting power in the aggregate of 50.01% of the voting shares of Matav. As a result, Partner shall be entitled to appoint all of the directors of Matav, and has agreed to vote in favor of two directors designated on behalf of each of Delek and Dankner for as long as it holds at least 5% of Matav.

The parties undertook to negotiate with the intent of entering into a definitive agreement within 60 days. However, there is no assurance that a definitive agreement will be concluded, or that all conditions precedent for closing will be fulfilled.

Partner’s CEO Amikam Cohen said today “the potential transaction opens new horizons for Partner and will profoundly change the telecom and entertainment markets in Israel. We believe that Partner’s entry into the cable industry will enhance competition in the telecom market and will enable a wide range of services presently unavailable.”

About Partner Communication
Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange brand. The Company commenced full commercial operation in January 1999 and through its network, provides quality of service and a range of features to approximately two 2.1 million subscribers Israel. Partner subscribers can use roaming services in 128 destinations using 289 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) and the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Contact:
Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel: +972 67 814151
Fax: +972 67 814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: March 15, 2004